# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Intrepid Potash, Inc., CIK 0001421461
CUSIP: 46121Y102
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 707 17TH STREET, 707 17TH STREET, DENVER, Colorado (CO), 80202
Date of event which requires filing of this statement: 01/14/2025
Amends the filing with accession number 0001828337-24-000006
Filed by CIK 0001828337
Persons authorized to receive notices and communications: Nicholas Collazo, 240 Crandon Blvd., Suite 250, Key Biscayne, Florida (FL), 33149, 3053758484

## Reporting persons
- Clearway Capital Management LLC (CIK 0001828337): type of reporting person: corporation (CO); citizenship or place of organization: Florida (FL); source of funds: other (OO); sole voting power 1,203,222; shared voting power 0; sole dispositive power 1,203,222; shared dispositive power 0; aggregate amount beneficially owned 1,203,222 (9.1% of the class)
  Comment: The Amount Beneficially Owned is based on the 13,163,221 outstanding shares of Issuer as of October 31, 2024 - the most recent quarterly results filed on November 5, 2024
  
  The 1,203,222 Common Stock shares are held by Clearway Capital Management LLC, which is wholly owned by Clearway Trust
- Teton Trust Co LLC as Trustee of Clearway Trust (CIK 0001828549): type of reporting person: corporation (CO); citizenship or place of organization: Wyoming (WY); source of funds: other (OO); sole voting power 1,203,222; shared voting power 0; sole dispositive power 1,203,222; shared dispositive power 0; aggregate amount beneficially owned 1,203,222 (9.1% of the class)
  Comment: The Amount Beneficially Owned is based on the 13,163,221 outstanding shares of Issuer as of October 31, 2024 - the most recent quarterly results filed on November 5, 2024
  
  The 1,203,222 Common Stock shares are held by Clearway Capital Management LLC, which is wholly owned by Clearway Trust

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Intrepid Potash, Inc.
Address of issuer's principal executive offices: 707 17TH STREET, 707 17TH STREET, DENVER, Colorado (CO), 80202

## Item 2. Identity and Background
Name of person filing: Clearway Capital Management LLC, a Florida limited liability company
Residence or business address: 240 Crandon Blvd., Suite 250, Key Biscayne, FL 33149
Citizenship: United State, Florida limited liability company

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Clearway Capital Management LLC has beneficial ownership of 1,203,222 shares of the Issuer's Common Stock, all of which have been disclosed in a previous Schedule 13D filing in November 4,
2024. Clearway Capital Management LLC has no present intention to acquire any additional shares of the Issuer

## Item 4. Purpose of Transaction
Purpose of transaction:
This Amendment No.1 to Schedule 13D is being filed to disclose that on January 14, 2025, Gonzalo Avendano, an investment advisor to Clearway Capital Management LLC was appointed to the board of directors of Intrepid Potash, Inc. As part of the appointment, Clearway Capital Management LLC and Intrepid Potash Inc entered into a Cooperation Agreement, set forth in Exhibit 1. The Cooperation Agreement was also an exhibit to the 8-K Report filed by Intrepid Potash Inc on January 15, 2025.

Clearway Capital Management LLC affirms that the appointment of Mr. Avendano as director of Intrepid Potash Inc is in alignment with Clearway Capital Management LLC's investment strategy in Intrepid Potash Inc. The filing of this Schedule 13D/A shall not be construed as an admission that Mr. Avendano be the beneficial owner of any of the securities of Issuer, held by Clearway Capital Management LLC.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Clearway Capital Management LLC beneficially owns 1,203,222 shares of the Issuer, amounting to 9.14% of the outstanding shares of the Issuer based on the most recent Quarterly report of the Issuer filed on November 5, 2024.
Number of shares as to which each person has sole or shared power to vote or dispose: Clearway Capital Management LLC beneficially owns 1,203,222 shares of the Issuer, amounting to 9.14% of the outstanding shares of the Issuer based on the most recent Quarterly report of the Issuer filed on November 5, 2024.
Transactions in the class effected during the past sixty days: None
Other persons with the right to receive dividends or sale proceeds:
For the avoidance of doubt, Clearway Capital Management LLC expressly disclaims any assertion or presumption that Mr. Avendano is the beneficial owner of any securities of the Issuer, held by Clearway Capital Management LLC. Clearway Capital Management LLC affirms that Mr. Avendano's appointment to the board of directors does not confer upon him any direct or indirect pecuniary interest in the securities held by Clearway Capital Management LLC.

The filing of this Schedule 13D/A shall not be construed by Clearway Capital Management LLC or Mr. Avendano that Mr. Avendano is the beneficial owner of any securities of the Issuer for purposes of Section 13(d) of the Securities Exchange Act of 1934 or for any other purpose, except to the extent of hi pecuniary interest.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
For the avoidance of doubt, Clearway Capital Management LLC expressly disclaims any assertion or presumption that Mr. Avendano is the beneficial owner of any securities of the Issuer, held by Clearway Capital Management LLC. Clearway Capital Management LLC affirms that Mr. Avendano's appointment to the board of directors does not confer upon him any direct or indirect pecuniary interest in the securities held by Clearway Capital Management LLC.

The filing of this Schedule 13D/A shall not be construed by Clearway Capital Management LLC or Mr. Avendano that Mr. Avendano is the beneficial owner of any securities of the Issuer for purposes of Section 13(d) of the Securities Exchange Act of 1934 or for any other purpose, except to the extent of hi pecuniary interest.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: None

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Cooperation Agreement dated January 14, 2025 between Intrepid Potash Inc., and Clearway Capital Management LLC

## Signatures
- Clearway Capital Management LLC: Nicholas Collazo, Attorney-in-Fact for Clearway Capital Management LLC (01/24/2025)
- Teton Trust Co LLC as Trustee of Clearway Trust: Nicholas Collazo, Attorney-in-Fact for Teton Trust Company LLC, as Trustee of the Clearway Trust (01/24/2025)
Comment: Nicholas Collazo is the Attorney-in-Fact for Clearway Capital Management LLC. This power of attorney is incorporated by reference under the January 30, 2023 Schedule 13G/A filing for Clearway Capital Management LLC as Exhibit 24.2

Nicholas Collazo is the Attorney-in-Fact for Teton Trust Company LLC, as Trustee of the Clearway Trust. This power of attorney is incorporated by reference under the January 30, 2023 Schedule 13G/A filing for Clearway Capital Management LLC as Exhibit 24.1